Mail Stop 4561

June 9, 2009

Mr. Vincent C. Klinges
Chief Financial Officer
Logility, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

      Re: Logility, Inc.
            Form 10-K for the Fiscal Year Ended April 30, 2008
            Filed July 14, 2008
            Form 10-Q for the Quarterly Period Ended October 31, 2008
            Filed December 10, 2008
            File No. 000-23057

Dear Mr. Klinges:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Stephen Krikorian
            Accounting Branch Chief